Exhibit 99.1

news

IMMEDIATE	14 April 2004

Royal & SunAlliance Update on Denmark and Sweden

Royal & Sun Alliance Insurance Group plc notes recent press speculation regarding the Group’s operations in Scandinavia. Royal & SunAlliance and Codan can confirm that, having received approaches for the Group’s operations in Denmark and Sweden, they have initiated a review of possible options.

–ENDS–

For further information:

Analysts	Press	Press
Helen Pickford	Richard Emmott	Julius Duncan, Finsbury
Tel: +44 (0) 20 7569 6212	Tel: +44 (0) 20 7569 6023	Tel: +44 (0) 20 7251 3801

Issued by Royal & Sun Alliance Insurance Group plc, 30 Berkeley Square, London W1J 6EW Telephone +44 (0)20 7569 6134 Facsimile +44 (0)20 7569 6587